"Exemption No. 82-3998"

# Notice to the Oslo Stock Exchange




03007651

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Date: 18 March 2003

## ORK – BBH presentation

Please find enclosed the presentation that will be held at BBH's Capital Markets Day in St. Petersburg today. The presentation is also available on www.orkla.com.


BBH
BALTIC
BEVERAGES
HOLDING

Capital Markets Day
St.Petersburg

Christian Ramm-Schmidt
17-18 March 2003


Agenda


BBH
BALTIC BEVERAGES HOLDING

- History and Facts
- Strategic Approach
- Market Overviews
- Branding
- Packaging Development
- Distribution
- Consolidation
- Investments
- Dividends
- Outlook


BBH
BALTIC BEVERAGES HOLDING

# History and Facts

# Volume Development



BBH
BALTIC BEVERAGES HOLDING



Million litres
3 000
2 500
2 000
1 500
1 000
500
0
91
92
93
94
95
96
97
98
99
2000
2001
2002
14
33
75
151
202
318
618
913
1,278
1,829
2,384
2,911
1991 BBH established; Saku (Estonia)
1992 Aldaris (Latvia)
1993 Baltika (Russia)
1994 Kalnapilis (Lithuania) 1)
1996 Slavutich (Ukraine) Yarpivo (Russia)
1997 Tula Brewing (Russia) Baltika-Don (Russia) Utenos Alus (Lithuania)
1998 Lvivska Pivovarnia (Ukraine)
1999 Zolotoy Ural (Russia) Pikra (Russia)
2001 Svyturys (Lithuania)
2002 Vena (Russia) Voronezh(Russia) Irbis(Kazakhstan)
Baltics
Ukraine
Russia


1) Sold 2001

# Markets and Locations 2003

BBH
BALTIC BEVERAGES HOLDING



BBH production sites
FINLAND
RUSSIA
Baltika
ESTONIA
LATVIA
LITHUANIA
Utenos Alus
Yarpivo
Moscow
Tula
Zolotoy Ural
Samara
Voronezh
Pikra
Khabarovsk
KAZAKSTAN
Almaty
Lvivska
Pivovarnia
Kiev
UKRAINE
Slavutich
Baltika-Don

# Ownership Structure

BBH BALTIC BEVERAGES HOLDING


Scottish&Newcastle plc
100%
Oyj Hartwall Abp
50%
Carlsberg A/S
60%
Orkla ASA
40%
Carlsberg Breweries A/S
50%
BBH AB
BALTICS
Estonia: Saku (75%)
Latvia: Aldaris (75%)
Lithuania: Svyturys Utenos Alus (76%)
• Utena
• Klaipeda
RUSSIA
Baltika Group (75%)
• St. Petersburg
• Tula
• Rostov-Na-Don
• Samara
Yarpivo (60%)
Zolotoy Ural (75%)
Pikra (68%)
Vena (49,9%)
Voronezh (78%)
UKRAINE
Slavutich (85%)
Lvivska Pivovarnia (99%)
Slavuta Malt House (88%)
KAZAKHSTAN
Irbis (76%)

# Operating Profit Development (MEUR)

BBH BALTIC BEVERAGES HOLDING



350
300
250
200
150
100
50
0
-0,4
-2
0,3
9
18
42
103
118
96
147
279
328
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

# Key Figures (MEUR)

BBH BALTIC BEVERAGES HOLDING

| | 2002 | 2001 | Change | 2001 | 2000 | Change |
|---|---|---|---|---|---|---|
| **Net sales (100%)** | **1237.4** | 976.4 | +26.7% | **976.4** | 637.0 | +53.3% |
| **Operating profit (100%)** | **327.9** | 274.9 | +19.3% | **274.9** | 156.6 | +75.5% |
| **EBIT margin, %** | **26.5%** | 28.2% | -1.7%pts | **28.2%** | 24.6% | +3.6%pts |
| **Volume (100%), m hls** | **29.11** | 23.84 | +22.1% | **23.84** | 18.29 | +30.3% |


BBH
BALTIC BEVERAGES HOLDING

# Strategic Approach

# A Successful Strategy



- Acquire majority interests in local breweries
  - Local brands
  - Local management
  - Local ownership
- Quality improvements
  - Modern technology
  - Beer of western quality
  - Extensive personnel development
- Functional support from BBH in all key business areas
- Brands strategy with focus on mainstream quality segment
  - Go for market leadership
- Volume growth through capacity expansions
- BBH “family concept”

# BBH Managerial Resources


BBH
BALTIC
BEVERAGES
HOLDING

- BBH philosophy:
  - ”To build upon strong local leadership and entrepreneurial drive combined with consistent infusion of local Managers with Western business experience and education. Optimal balance between local and global.”
  - The role of the BBH Management Team is to initiate and secure the above process
  - The speed of the process is adjusted to optimally fit the market requirements

# Day-to-day Management


BBH
BALTIC
BEVERAGES
HOLDING

- BBH chairing all Boards
  - all strategic issues handled on Board level
- On-going reporting and common systems
  - monthly financial reporting (standard)
  - functional co-operation (logistics, marketing, HR, finance, IT, purchasing)
  - both western and local auditors
- Close relationships with all key people,

  BBH "family concept"


BBH
BALTIC
BEVERAGES
HOLDING

# Market Overviews

# Russian Market Overview


BBH
BALTIC BEVERAGES HOLDING


Market growth (million litres)
8 000
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
1998
1999
2000
2001
2002
CAGR: 19%


The Russian beer market, 2002
Other 36%
Bravo 4%
Ochakov 8%
Krasny Vostok 7%
Sun Interbrew 12%
BBH 33%
- Total beer market 6,950 million litres -


Per capita consumption (litres)
60
50
40
30
20
10
0
24,0
31,0
37,0
44,0
48,0
1998
1999
2000
2001
2002

# Coverage of Main Population Centres (Russia)

BBH BALTIC BEVERAGES HOLDING


~ 8,5 m people
Vena
Baltika
St. Petersburg
~ 35 m people
Yarpivo
~ 15 m people
Moscow
N.Novgorod
Tula
Perm
Kazan
~ 20 m people
Rostov-na-Donu
Ekaterinburg
Samara
Ufa
Voronezh
Zolotoy Ural
Baltika-
Don
Volgograd
Chelyabinsk
Krasnoyarsk
~ 15 m people
Omsk
Pikra
~ 15 m people
Novosibirsk
~ 10 m people
Khabarovsk
~ 10 m people
Vladivostok

□ **Population over 1 M**

**BBH Breweries**

# Ukrainian Market Overview


BBH
BALTIC BEVERAGES HOLDING

**Market growth (million litres)**

1 500
1 250
1 000
750
500
250
0

CAGR: 19%

1998 1999 2000 2001 2002

**Per capita consumption (litres)**

| Year | Litres |
|---|---|
| 1998 | 13,0 |
| 1999 | 16,0 |
| 2000 | 21,0 |
| 2001 | 25,0 |
| 2002 | 28,0 |

**The Ukraine beer market, 2002**

|  |  |
|---|---|
| Donetsk | 10 % |
| Other | 17 % |
| BBH | 20 % |
| SUN Interbrew | 32 % |
| Obolon | 21 % |

- Total beer market 1,373 million litres -

CRS/mj /mlw 11.3.03

# Ukrainian Market Map

BBH BALTIC BEVERAGES HOLDING


Volyn
1.1m
Rivne
1.2m
Zhitomyr
1.5m
Chernihiv
1.3m
Sumy
1.4m
Kharkiv
3.1m
Lugansk
2.7m
Lviv
2.8m
Ternopyl
1.2m
Khmelnitskiy
1.5m
Kiev City
2.6m
Kiev
Region 1.9m
Poltava
1.7m
Vinnytsya
1.9m
Cherkassy
1.5m
Ivano
Frankivsk
1.5m
Zakarpattya
1.3m
Chernivtsi
0.9m
Kirovohrad
1.2m
3.8m
Dnipropetrovsk
Donetsk
5.2m
Odessa
2.6m
1.3m
Mykolayv
Kherson
1.3m
2.1m
Zaporizhya
Crimea
2.6m
Sevastopyl

- BBH breweries
- Competitors

**#m - Region Population**

# Baltic Market Overview

BBH BALTIC BEVERAGES HOLDING



Market growth (million litres)
600
500
400
300
200
100
0
CAGR: 12%
1998
1999
2000
2001
2002
Estonia
Other 5 %
BBH 47 %
Import 5%
Viru 6 %
Tartu 37 %
Latvia
BBH 40%
Other 31 %
Import 1%
Cesis 8 %
Livu alus 9 %
Lacples 11 %
Per capita consumption (litres)
80
60
40
20
0
31
47 47
39
54
61
39
59 61
42
62
67
57
73 70
1998
1999
2000
2001
2002
Latvia
Lithuania
Estonia
Lithuania
Import 2 %
Other 9 %
Ragutis 8 %
Gubernija 9 %
BBH 48 %
Kalnapilis + Tauras 24 %


## Baltics Beer market 2002

| | |
|---|---|
| Estonia: | 96 ML |
| Latvia: | 134 ML |
| Lithuania: | 268 ML |
| Total: | 498 ML |

CRS/mj /mlw 11.3.03

# Kazakhstan Market Potential


BBH
BALTIC BEVERAGES HOLDING


RUSSIA
Petropavlovsk
Qostanay
(Kostanay)
Pavlodar
Ertis
ASTANA
Oral
(Ural'sk)
Aqtöbe
(Aktyubinsk)
Semey
(Semipalatinsk)
Öskemen
(Ust-Kamenogorsk)
Qaraghandy
(Karaganda)
Atyraū
Lake Balkhash
Baykonur Cosmodrome
Bayqongyr (Baykonyr)
Aral Sea
Aqtaū
(Aktau)
Qyzylorda
(Kyzylorda)
Almaty
Taraz
Shymkent
CHINA
UZBEKISTAN
KYRGYZSTAN
TURKMENISTAN

| Population, mln | 15 |
|---|---|
| Beer consumption, litres per capita | 20 |
| Total market (ML) | 300 |

**Market offers strong growth and profit potential**
- **100% growth of consumption from 1999**
- **expected to double from 20 to 40 litres per capita by 2007**

*Source: BBH, The Economist Intelligence Unit*

# BBH Market Shares


BBH
BALTIC BEVERAGES HOLDING

| | Market share Jan-Dec 2000 | Market share Jan-Dec 2001 | Market share Jan-Dec 2002 |
|---|---|---|---|
| Saku ESTONIA | 47,6 | 48,5 | 46,7 |
| Aldaris LATVIA | 46,7 | 44,7 | 39,5 |
| Svyturus-Utenos Alus | | | |
| LITHUANIA | 37,2 | 42,6 | 47,8 |
| BALTICS total | 42,5 | 44,6 | 45,6 |
| | | | |
| SLAVUTICH | | | |
| Lvivska | | | |
| UKRAINE | 16,7 | 18,1 | 20,2 |
| | | | |
| Baltika Group | 19,8 | 21,3 | 21,8 |
| Yarpivo | 4,7 | 5,5 | 6,6 |
| Vena | - | (1,5) | 1,7 |
| Pikra | 0,6 | 0,7 | 1,0 |
| Zolotoy Ural | 1,1 | 1,1 | 1,1 |
| Voronezh | - | (0,6) | 0,6 |
| RUSSIA | 26,3 | 28,6 | 32,8 |

# Market Share Development (Russia)


BBH
BALTIC BEVERAGES HOLDING

35
30
25
20
15
10
5
0
1999
2000
2001
2002
BBH
Sun Interbrew
Ochakova
Krasny Vostok
Bravo
Stepan Rasin and Efes
SAB

| | 1999 | 2000 | 2001 | 2002 |
|---|---|---|---|---|
| BBH | 21,9 | 26,3 | 28,6 | 32,8 |
| Sun Interbrew | 15,9 | 14,5 | 12,2 | 11,6 |
| Ochakova | 6,5 | 7,3 | 7,8 | 8,3 |
| Krasny Vostok | 4,1 | 4,8 | 6,6 | 7,1 |
| Bravo | 1,0 | 2,6 | 3,7 | 4,1 |
| Efes | 0,7 | 2,4 | 2,3 | 2,7 |
| Stepan Razin | 2,8 | 2,8 | 2,5 | 2,6 |
| SAB | 0,8 | 1,8 | 1,8 | 1,9 |


*Source: BBH, State Statistics Committee Goskomstat*

# Market Growth (Russia)

BBH
BALTIC BEVERAGES HOLDING

BBH has achieved close to 50% of the market growth in the last 5 years.

| | Market growth, m hls | BBH share of growth, % |
|---|---|---|
| 1998 | 6.2 | 45% |
| 1999 | 10.7 | 24% |
| 2000 | 7.6 | 58% |
| 2001 | 10.9 | 40% |
| 2002 | 5.6 | 80% |

* BBH consolidated sales volumes excluding exports


BBH
BALTIC
BEVERAGES
HOLDING

# Branding

# Brand Strategy


BBH
BALTIC
BEVERAGES
HOLDING

- Strengthening market leadership
- Focusing on mainstream quality segment
- Building strong national and regional brands
- Building national brand portfolios
- Covering each consumer need segment and consumption occasion

# Brand Portfolio (Russia)


BBH
BALTIC BEVERAGES HOLDING



| | BALTIKA | BBH Others |
|---|---|---|
| International License | Carlsberg | Tuborg |
| Local Premium | Parnas<br>Baltika (0, 5, 7, 8) | Nevskoye |
| Mainstream | Baltika 3, 4, 9 | Sibirskaya Legenda<br>Zolotoy Ural<br>Yarpivo |
| Lower mainstream | Arsenalnoye<br>Don<br>Medovoye | Volga<br>Kupecheskoye<br>Uralskiy Master |
| Economy | Samara,<br>regional brands | Voronezhskoye,<br>regional brands |

# Beer Market Segmentation (Russia)


BBH
BALTIC BEVERAGES HOLDING

| BBH share of the segment | Segment | Segment share of total market |
|---|---|---|
| 0% | Import | Bavaria, Staropramen, Heineken, Corona Extra, Foster`s<br>1% |
| Tuborg, Carlsberg<br>13% | License | Miller, Lowenbrau, Holsten, Staropramen, Efes, Stella Artois<br>2% |
| Baltika 0, Baltika 2, Baltika 5, Baltika 7<br>Baltika 8 Parnas, Nevskoe<br>34% | Premium | Zolotaya Bochka, Stary Melnik, Solodov, Bochkarev<br>16% |
| Baltika 3, 4, 9<br>Sibirskaya Legenda,<br>Don,<br>Yarpivo<br>44%<br>Arsenalnoye,<br>Medovoye,<br>Zolotoy Ural,<br>Kupecheskoye | Mainstream<br>Baltika III = 0,38 EUR | Sibirskaya Korona,<br>Klinskoye,<br>60%<br>Tolstyak,<br>Stepan Razin,<br>Volzhanin, Pit,<br>Okhota |
| Voronezhskoye,<br>Chelyabinskoye,<br>Uralskiy Master<br>4% | Economy | Ochakova, Krasny Vostok<br>21% |
| 33% BBH total market share | | Total market size: 6,950 ML |

CRS/mj /mlw 11.3.03

16 RUR=0,50 EUR

# Market Shares (Russia)



## Volume share of total market

| [illegible] | [illegible] | [illegible] |
|---|---|---|
| Baltika | 12,4 % | 12,0 % |
| Ochakova | 7,7 % | 7,6 % |
| Arsenalnoye | 5,3 % | 4,5 % |
| Krasny Vostok* | 4,5 % | 4,4 % |
| Yarpivo | 4,0 % | 3,2 % |
| Klinskoye | 3,8 % | 3,9 % |
| Tolstyak | 2,7 % | 3,0 % |
| Stary Melnik* | 2,7 % | 2,3 % |
| Volga | 2,6 % | 2,4 % |
| St.Razin | 2,6 % | 2,6 % |
| Bochkarev | 2,2 % | 2,5 % |
| Medovoye | 2,1 % | 3,2 % |
| Don | 2,1 % | 1,6 % |
| Zolotaya Bochka* | 1,9 % | 1,8 % |
| Okhota | 1,6 % | 0,8 % |
| Sib.Korona | 1,5 % | 1,5 % |
| Nevskoye | 1,5 % | 1,3 % |

* Estimated figures

*Source: BBH, State Statistics Committee Goskomstat*

# BBH Invested in Marketing


BBH
BALTIC BEVERAGES HOLDING

| | 2002 | 2001 |
|---|---|---|
| Total Marketing | 79 MEUR | 36 MEUR |
| % Net Sales | 6,4 % | 3,7 % |



SAKU





Total Marketing including expenses and investments
Brand marketing ATL+BTL
Investments: coolers, POS-materials

# Packaging Development

# Packaging Segment Development

BBH BALTIC BEVERAGES HOLDING

(Russia) Jan-Dec 2002/2001


BEER MARKET
3%
13%
28%
56%
9%
11%
31%
49%
Market 01
Market 02
Can
Draught
PET
Glass Bottle
BBH SALES
8%
4%
31%
58%
18%
4%
32%
45%
BBH 01
BBH 02


*Source: breweries, State Statistics Committee, Business Analytica*

# Price Development by Packaging (Russia)

BBH BALTIC BEVERAGES HOLDING

Average Shelfprice per 0,5L / RUR



RUR
20
18
16
14
12
10
8
6
4
2
0
16,5
18,45
18,6
12,75
12,07
13,07
13,02
13,41
12,97
9,02
10,13
10,27
Dec-Jan 02
Jul-Aug 02
Nov-Dec 02
Glass
Can
PET
Total Gategory


Source: Business Analytika


BBH
BALTIC BEVERAGES HOLDING

# Distribution

# Normal Way of Evolution....

BBH BALTIC BEVERAGES HOLDING



Consumer Focus
Category Management
Customer Focus
Key Accounts

# Baltika's Distribution Prior Rationalisation


BBH
BALTIC BEVERAGES HOLDING

Baltika Production
Large Wholesalers
Baltika Distribution Centres
Local Wholesalers
Retail

# Consolidation

# Consolidation of Operating Structure


BBH
BALTIC
BEVERAGES
HOLDING

**TWO WAYS:**

1. Based upon ownership
2. Voluntary, based upon mutual benefits

**BALTICS**

- The most advanced Pan-Baltic approach in the Baltic FMCG-sector launched end 2002.
- Baltic management with mandatory power, Baltic Strategies, assets optimisation, in-depth benchmarking.
- Legal merger not possible due to national borders.

**UKRAINE**

- One-company approach since 1999
- One national management, one sales & distribution system, etc.
- Legal merger as soon as technically possible

**RUSSIA**

- Challenges
  - How to balance between entrepreneurial drive (maximum growth) and corporate structures?
  - How to avoid stumbling upon lack of organisational skills in managing large corporations?
- BBH's approach
  - To gradually create corporate structures around two natural centers:
    - Baltika: St.Petersburg, Rostov, Tula, Samara, Habarovsk
    - Yarpivo: Yaroslavl, Voronezh
  - Open issues: Vena, Zolotoy Ural, Pikra
  - The speed of further consolidation will be carefully considered


BBH
BALTIC BEVERAGES HOLDING

# Investments

# Investments and Sales Volumes


BBH
BALTIC BEVERAGES HOLDING



## 1991 - 2002 accumulated


MEUR
Million litres
1 500
1 400
1 300
1 200
1 100
1 000
900
800
700
600
500
400
300
200
100
0
3 000
2 800
2 600
2 400
2 200
2 000
1 800
1 600
1 400
1 200
1 000
800
600
400
200
0
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Investments
Sales volume

## Accumulated investments and financing 2002


MEUR
1 400
1 200
1 000
800
600
400
200
0
2002


Loans
Own cashflow
Equity from owners

# Capex is Increasingly Market Oriented


BBH
BALTIC BEVERAGES HOLDING

In 2003

- Investments in capacity enhancement will be reduced by 20%
- Investment in customer service related projects will increase by 50%
- Overall capex will be on lower levels in the years to come


BBH
BALTIC BEVERAGES HOLDING

# Dividends

# Dividends in the BBH Group

BBH BALTIC BEVERAGES HOLDING



MEUR
90,00
80,00
70,00
60,00
50,00
40,00
30,00
20,00
10,00
0,00
0,12
0,03
1,4
1,0
4,1
2,5
16
11
21
12
8
6
26
18
31
21
53
33
86
58
1994
1995
1996
1997
1998
1999
2000
2001
2002
EST 2003
Year
Total dividend paid from subsidiaries
Received by BBH AB after tax and minority

# Outlook

# Outlook


BBH
BALTIC BEVERAGES HOLDING

- market growth 2003
  - Russia: high single digit, approx. 5 - 6 m hls per annum
  - Ukraine: double digit
  - Baltics: single digit
  - Kazakhstan: high growth

# BBH Ambitions


BBH
BALTIC BEVERAGES HOLDING

- 40% share in Russia, 30% share in Ukraine
- A more integrated structure
- As skilful and competitive at sales and marketing as we already are in production and administration
- Highly motivated and effective teams with little still to learn from western companies
- Baltika brand No. 1 in Europe

# Beer Industry Market Shares



## USA

### Volume Share 1985


Imports
4 %
Other Domestic
17 %
Anheuser-Busch
35 %
Pabst
2 %
Coors
8 %
Heileman
8 %
Strohs
13 %
Miller
13 %

# Beer Industry Market Shares


BBH
BALTIC BEVERAGES HOLDING

## USA

### Volume Share 1985


Imports
4 %
Other Domestic
17 %
Anheuser-Busch
35 %
Pabst
2 %
Coors
8 %
Heileman
8 %
Strohs
13 %
Miller
13 %

### Volume Share 2001


Imports
11 %
Other Domestic
10 %
Coors
10 %
Anheuser-Busch
50 %
Miller
19 %

# Beer Industry Market Shares


BBH
BALTIC BEVERAGES HOLDING

## USA

### Volume Share 1985


Imports
4 %
Other Domestic
17 %
Anheuser-Busch
35 %
Pabst
2 %
Coors
8 %
Heileman
8 %
Strohs
13 %
Miller
13 %

### Volume Share 2001




Imports
11 %
Other Domestic
10 %
Coors
10 %
Anheuser-Busch
50 %
Miller
19 %

## Russia

### Volume Share 2002


Imports
2 %
BBH
33 %
Other Domestic
34 %
Bravo
4 %
Krasny Vostok
7 %
Ochakova
8 %
Sun Interbrew
12 %

# Beer Industry Market Shares


BBH
BALTIC BEVERAGES HOLDING

## USA


Volume Share 1985
Imports
4 %
Other Domestic
17 %
Anheuser-Busch
35 %
Pabst
2 %
Coors
8 %
Heileman
8 %
Strohs
13 %
Miller
13 %
Volume Share 2001
Imports
11 %
Other Domestic
10 %
Coors
10 %
Anheuser-Busch
50 %
Miller
19 %

## Russia


Volume Share 2002
Imports
2 %
BBH
33 %
Other Domestic
34 %
Bravo
4 %
Krasny Vostok
7 %
Ochakova
8 %
Sun Interbrew
12 %


Volume Share 2015?
Imports
11 %
Other Domestic
10 %
Ochakova or Heineken
10 %
BBH
50 %
Sun Interbrew
19 %

# Extra Slides

# BBH Regional Market Shares (Russia)


BBH
BALTIC BEVERAGES HOLDING

Saint-Petersburg
BBH-33%

Central
BBH-46%

Black Soil
BBH-53%
Voronezh

Volgo-Viatsky

Rostov-on-Don

BBH-26%

Samara

Ekaterinb

Chelyabinsk

URAL
BBH-31%

East Siberia
BBH-37%

Krasnoyarsk

Far East
BBH-26%

Khabarovsk

*Sources: Business Analitika (Total Russia, wave Nov./Dec.02)*

# Baltika Market Leader in Moscow


BBH
BALTIC
BEVERAGES
HOLDING

## Top-Manufacturers´ Share, Dec02 vs. Dec01

**Moscow, Volume Shares**

| | Dec 01 | Dec 02 |
|---|---|---|
| PIT | 2,6% | 5,5% |
| Bravo | 6,1% | 7,2% |
| SAB | 5,8% | 7,5% |
| Efes | 7,8% | 10,6% |
| Klin | 11,2% | 11,3% |
| Ochakova | | |
| BBH | 30,30 % | 29,20 % |

**Moscow, Value Shares**

| | Dec 01 | Dec 02 |
|---|---|---|
| PIT | 3,0% | 5,8% |
| Bravo | 6,5% | 7,3% |
| SAB | 8,5% | 10,0% |
| Efes | 9,0% | 11,8% |
| Klin | 10,8% | 10,8% |
| Ochakova | | |
| BBH | 31,30 % | 30,10 % |

*Source: Business Analytika*

CRS/mj /mlw 11.3.03

# Market Shares in St.Petersburg

BBH BALTIC BEVERAGES HOLDING

## Top-Manufacturers´ Share, Dec.02 vs. Dec.01


St.Petersburg, Volume Shares
100 %
90 %
80 %
70 %
60 %
50 %
40 %
30 %
20 %
10 %
0 %
3,8%
15,5%
37,2%
30,60 %
2,7%
3,2%
16,0%
35,9%
33,40 %
Dec 01
Dec 02
Bavaria
Efes
PIT
Ochakova
SAB
Bravo
Stepan
BBH
St.Petersburg, Value Shares
100 %
90 %
80 %
70 %
60 %
50 %
40 %
30 %
20 %
10 %
0 %
3,0%
3,8%
15,7%
32,1%
32,50 %
2,0%
5,0%
15,9%
28,7%
36,40 %
Dec 01
Dec 02
Bavaria
Efes
PIT
Ochakova
SAB
Bravo
Stepan
BBH

*Source: Business Analytika*

# Numeric Distribution of Key Brands (Russia)


BBH
BALTIC BEVERAGES HOLDING

Bottles

70
60
50
40
30
20
10
0

JA02 SO02 ND02

Baltika N3 Classic
Baltika N9 Strong
Stary Melnik
Arsenalnoye
Klinskoye
Botchkarov
Tolstyak
Nevskoye
Yarpivo
Stepan Razin
Zolotaya Bochka

Source: Business Analytica

# Russian Market – Quarterly Growth


BBH
BALTIC BEVERAGES HOLDING

Russian market - Quarterly growth rate vs. previous year

35%
30%
25%
20%
15%
10%
5%
0%
MLitre
17%
15%
21%
13%
21%
12%
17%
29%
4%
21%
15%
1%
Q1
Q2
Q3
Q4
2000 vs. 1999
2001 vs. 2000
2002 vs. 2001

# BBH Russia - Quarterly Growth


BBH
BALTIC BEVERAGES HOLDING

**BBH Russia - Quarterly growth rate vs. previous year**

MLitre
90 %
80 %
70 %
60 %
50 %
40 %
30 %
20 %
10 %
0 %
76 %
25 %
41 %
65 %
23 %
29 %
27 %
40 %
13 %
33 %
32 %
3 %
Q1
Q2
Q3
Q4
2000 vs. 1999
2001 vs. 2000
2002 vs. 2001

# Russian Market – Beer Volume Development


BBH
BALTIC
BEVERAGES
HOLDING

Russian market - Beer volume development 2000-2002

MLitre
2 200
2 000
1 800
1 600
1 400
1 200
1 000
1 054
1 208
1 458
1 502
1 811
2 028
1 568
2 019
2 091
1 181
1 355
1 373
Q1
Q2
Q3
Q4
2000
2001
2002

# BBH Russia – Beer Volume Development


BBH
BALTIC BEVERAGES HOLDING

BBH Russia - Beer volume development 2000-2002

700
650
600
550
500
450
400
350
300
250
MLitre
274
342
483
398
488
630
406
570
642
326
431
443
Q1
Q2
Q3
Q4
2000
2001
2002

# BBH Key Managerial Resources


BBH
BALTIC BEVERAGES HOLDING



| BREWERY | POSITION | AGE | EDUCATION/ CAREER |
|---|---|---|---|
| Baltika | MD | 50 | Food Technology |
| | Sales & Distrib.Director | 32 | MBA, Coca Cola, Philip Morris, BBH Russia |
| | Other Management | < 35 (average) | |
| Yarpivo | MD | 63 | Food Technology |
| PIKRA | MD | 64 | Food Technology |
| | VP | 30 | Western Business Courses |
| Zolotoy Ural | MD | 35 | MBA, Coca-Cola |
| | Management Team | 33 (average) | MBA, etc. |
| Voronezh | MD | 31 | MBA |
| Vena | MD | 34 | MBA, ABB, BBH Ukraine, BBH Russia |
| | Marketing Director | 30 | MBA, Mars, Reynolds, BBH Russia |
| BBH Ukraine | MD | 57 | Food Technology |
| | CFO | 30 | London, etc., BBH, Philip Morris |
| | Sales Director | 30 | MBA, Stimorol |
| BBH Baltics | MD | 35 | MBA, USA, Pepsi |

# What Made the Success?


BBH
BALTIC BEVERAGES HOLDING

- BBH was first
  - limited resources,
  - balanced risk taking, "cheap approach"
- Unconventional strategy
- "Mobilisation of local (Russian) energy"
  - focus on local,
  - entrepreneurial drive,
  - balance between freedom and control,
  - strong financial incentives (ownership) combined with personal struggle for social power
- Careful homework